BC FORM 45-103F4
Report of Exempt Distribution

Issuer information

1.	Name, address and telephone number of the issuer of the security distributed: Leading Brands, Inc. Suite 1800 – 1500 W. Georgia Street Vancouver BC V6G 2Z6 Tel: 604-685-5200

2.	The issuer is a reporting issuer in British Columbia and in Ontario.

Details of distribution

3.	The distribution date is August 26, 2003.

4.	Description of the type of security and the total number of securities distributed: 303,192 stock options granted.

5.	Please see the attached schedule. This information is not available to the public.

6.

Each jurisdiction where purchasers reside	Price per security * (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia, Canada	2.05	$471,500
United States	2.05	$150,044
Total dollar value of distribution in all jurisdictions (Canadian $)		$621,544

*	Closing price on Nasdaq on date of Board approval.

7.	Compensation paid in connection with the distribution: N/A

Certificate
On behalf of the issuer, I certify that the statements made in this report and in each schedule to this report are true.

Date: September 2, 2003

Leading Brands, Inc.
Name of issuer

Marilyn Kerzner, Director of Corporate Affairs
Name and position of person signing

“Marilyn Kerzner”
Signature